

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2013

Via E-mail to
Paul T. Porrini, Esq.
Executive Vice President, General Counsel and Secretary
YuMe, Inc.
1204 Middlefield Road
Redwood City, CA 94063

> **Re:** **YuMe, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted May 6, 2013**
> **CIK No. 0001415624**

Dear Mr. Porrini:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Summary, page 1

Our Company, page 1

1. Per comment 10 from our letter dated April, 23 2013 please revise to disclose the bases for your statement that you are a "leading independent provider of digital video brand advertising solutions." We note the support provided in your response and in the materials provided supplementally.

2. In response to comment 30 from our letter dated April 23, 2013 you removed references on pages 4 and 71 to your ability to collect data or survey viewers for information regarding purchase intent. However, on pages 2 and 66 you state that you generate results that are relevant to brand advertisers, including purchase intent. Please either remove these references or explain how they are accurate.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations, page 45

Results of Operations, page 48

3. We note your response to comment 23 from our letter dated April 23, 2013 and reissue the comment. Disclosure within the draft registration statement highlights the importance of your relationships with advertising agencies. In particular, the risk factor titled "We are highly dependent on advertising agencies as intermediaries, and this may adversely affect our ability to attract and retain business" states that "[w]ith advertising agencies acting as intermediaries for multiple brands, our customer base is more concentrated than might be reflected by the number of brand advertisers for which we conduct marketing campaigns" and that "as a result of dealing primarily with advertising agencies, we have a less direct relationship with advertisers than would be the case if advertisers dealt with us directly." In each of the period to period comparisons please also quantify the number of advertising agencies through which ad insertion orders were placed as well as the percentage of customers that placed ad insertion order directly compared to through advertising agencies.

Liquidity and Capital Resources, page 54

4. Please supplement your response to comment 25 from our letter dated April 23, 2013 to confirm that your noncompliance with certain non-financial covenants related to the Loan and Security Agreement is also not material.

5. The response to comment 26 from our letter dated April 23, 2013 states that you cannot accurately predict or estimate the additional costs you may incur as a public company or the timing of such costs. Please add disclosure here and within your Risk Factors disclosure to generally discuss the fact that you expect to incur additional material costs as a public company.

Our YFP Products, page 75

6. Further revise the disclosure added in response to comment 31 from our letter dated April 23, 2013 to explain how digital media property owners that use industry standard technology instead of YFP products are able to access your core technologies. Make clear how a digital media property owner's decision to use standard technologies instead of YFP products impacts your business, including your ability to provide tailored placements of advertisements on that digital media property.

Our Relationship with Digital Media Property Owners, page 77

7. Please supplement the information added in response to comment 32 from our letter dated April 23, 2013 to disclose what sales and marketing efforts you make to identify, recruit and retain digital media property owners. For example, clarify whether the sales team referenced within "Sales and Marketing" also supports the recruitment of digital media property owners.

Underwriting, page 114

8. We note your response to comment 37 from our letter dated April 23, 2013. Please confirm supplementally that the underwriter will pay the company the same price for all the shares in the offering.

Financial statements

Note 4. Acquisitions, pages F-17 – F-20

9. Regarding your reference to the third party valuation on page F-19, please disclose the name of the expert and include the consent of the expert in your Form S-1.

Accountant's Consent

10. File as an Exhibit to your Form S-1 a currently dated and signed consent from your independent public accountant.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Robert Shapiro, Staff Accountant, at 202-551-3273 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail to
        Horace Nash, Esq.
        Fenwick & West LLP